ACROPOLIS GAMES LLC
a Michigan limited liability company

$105,000 Regulation Crowdfunding Offering

Revenue Sharing Agreements

February 2018

PROCEDURES

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (located at https://localstake.com/businesses/acropolis-games-llc) (the "Company Offering Profile") relate to the offer and sale of revenue sharing agreements (collectively, the "RSAs") in Acropolis Games LLC, a limited liability company organized in Michigan (the "Company"). The Company is seeking to raise up to $105,000 (the "Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the RSAs. The RSAs entitle investors to their pro rata share of up to 7.0% (the "Revenue Share Percentage") of the gross revenue collected by the Company each calendar month, commencing with the first full calendar month immediately following the closing (the "Closing") of the Offering applicable to the Investor's subscription, as defined in the Revenue Sharing Agreement, until such time as the investor has received payments totaling in the aggregate 1.35 times such investor's original investment amount (the "Maximum Revenue Share Amount"). The Revenue Share Percentage will vary between 5.0% and 7.0% over time according to the schedule provided in Exhibit A of the Revenue Sharing Agreement.

The Offering shall be available to potential Investors until the final closing of the sale and purchase of the RSAs (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of RSAs for the Maximum Offering Amount, (ii) January 31st, 2019 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").

The RSAs are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) the Company has provided advance written notice to Investors of at least five (5) business days, ii) the Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, iii) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, and iv) the Escrow Account continues to meet the Minimum Offering Amount at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing.

If the Minimum Offering Amount is not received by the Company into the Escrow Account prior to the Termination Date of the Offering, no RSAs will be sold in the Offering, and the Offering will not be consummated. All investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offering is not consummated. Any RSAs subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been satisfied.

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or Minimum Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

The Company reserves the right to accept, through execution of a countersignature on the Subscription Documents, an Investor's subscription for RSAs at any time prior to the Termination Date of the Offering and may reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Maximum Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Maximum Offering Amount.

If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to the Escrow Account, forty-eight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the Escrow Account. Investors may cancel their investment commitment in the RSAs, using the methods made available on the Company Offering Profile, and have their investment funds returned (if applicable) for any reason prior to the Closing applicable to the Investor's investment. If an Investor has not canceled his, her or its investment commitment in the RSAs prior to such Closing, the Investor's subscription for the RSAs shall be irrevocable by the Investor, and will be documented through the receipt of an executed copy of the RSAs, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§

227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The RSAs will be offered and sold only to persons whose investment in the RSAs, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors"). The minimum investment that will be accepted by the Company from a Qualified Investor is $50.

The Company intends to use the net proceeds of this Offering for location buildout, as explained in further detail on the Funding tab of the Company Offering Profile.

As compensation for Localstake Marketplace LLC's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

- Gross Proceeds: $105,000
- Estimated Placement Fee: $5,250
- Net Proceeds: $99,750

[1] Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the RSAs in the Offering. The resulting aggregate Placement Fee does not include a $1,000 Offering Preparation fee paid prior to the Offering.

Investors interested in subscribing for the RSAs will be required to complete and return to the Company the Subscription Documents, as described herein. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

DISCLOSURES

THE RSAS OFFERED BY THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, NOR ANY APPLICABLE STATE SECURITIES LAWS, IN RELIANCE ON THE EXEMPTION FROM REGISTRATION IN SECURITIES ACT SECTION 4(A)(6) AND IN ACCORDANCE WITH SECTION 4A AND REGULATION CROWDFUNDING (§ 227.100 ET SEQ.). THE INVESTMENT CONTEMPLATED BY THE RSAS HAS NOT BEEN RECOMMENDED, APPROVED, OR DISAPPROVED BY THE SEC, OR ANY STATE SECURITIES COMMISSION, OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THESE AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY, COMPLETENESS, OR ADEQUACY OF THE OFFERING MATERIALS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE RSAS IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. AN INVESTMENT IN THE COMPANY SHOULD NOT BE MADE BY PERSONS UNABLE TO BEAR THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT OR BY PERSONS WHO MAY HAVE A NEED FOR LIQUIDITY FROM THEIR INVESTMENT. IN MAKING AN INVESTMENT DECISION, YOU MUST RELY ON YOUR EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. LIKE ALL INVESTMENTS, AN INVESTMENT IN THE COMPANY INVOLVES THE RISK OF THE LOSS OF CAPITAL, AND THE RSAS SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS, HER OR ITS ENTIRE INVESTMENT. INVESTORS MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME AND BE ABLE TO WITHSTAND A TOTAL LOSS OF THEIR INVESTMENT. INVESTORS ARE ENCOURAGED TO CONSULT THEIR OWN INVESTMENT OR TAX ADVISORS, ACCOUNTANTS, LEGAL COUNSEL, OR OTHER ADVISORS TO DETERMINE WHETHER AN INVESTMENT IN THE RSAS IS APPROPRIATE.

THE RSAS WILL NOT BE SOLD TO AN INVESTOR UNTIL SUCH INVESTOR DELIVERS AN EXECUTED REPRESENTATION, AS CONTAINED IN THE QUALIFIED INVESTOR QUESTIONNAIRE AND SUBSCRIPTION AGREEMENT, THAT HE, SHE OR IT IS A QUALIFIED INVESTOR AND MEETS CERTAIN STANDARDS. PERSONS WHO ARE NOT QUALIFIED INVESTORS ARE NOT PERMITTED TO INVEST. THE FACT THAT A PERSON IS A QUALIFIED INVESTOR REPRESENTS THE MINIMUM SUITABILITY REQUIREMENT FOR AN INVESTOR, AND COMPLIANCE WITH SUCH STANDARDS DOES NOT NECESSARILY INDICATE THAT THIS WOULD BE A SUITABLE INVESTMENT FOR SUCH PERSON.

THE COMPANY WILL HAVE THE RIGHT TO REFUSE ANY SUBSCRIPTION IN ITS SOLE DISCRETION AND FOR ANY REASON (OR NO REASON), INCLUDING THE COMPANY'S BELIEF THAT AN INVESTOR DOES NOT MEET THE APPLICABLE SUITABILITY REQUIREMENTS OR THAT EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF ANY APPLICABLE JURISDICTION ARE NOT AVAILABLE WITH RESPECT TO THE ISSUANCE OF THE RSAS TO ANY INVESTOR UNDER THIS OFFERING. THE COMPANY MAY MAKE OR CAUSE TO BE MADE SUCH FURTHER INQUIRY AND OBTAIN SUCH ADDITIONAL INFORMATION AS IT DEEMS APPROPRIATE WITH REGARD TO THE SUITABILITY OF INVESTORS. THE

COMPANY RESERVES THE RIGHT TO MODIFY THE SUITABILITY STANDARDS WITH RESPECT TO CERTAIN INVESTORS IN ORDER TO COMPLY WITH ANY APPLICABLE STATE OR LOCAL LAWS, RULES, REGULATIONS OR OTHERWISE.

THE RSAS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD BY ANY INVESTOR IN THE RSAS DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE RSAS WERE ISSUED, UNLESS THE RSAS ARE TRANSFERRED (I) TO THE COMPANY; (II) TO AN ACCREDITED INVESTOR AS DEFINED IN RULE 501(A) OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT; (III) AS PART OF AN OFFERING REGISTERED WITH THE SEC; OR (IV) TO A MEMBER OF THE FAMILY OF THE INVESTOR OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE TERM "MEMBER OF THE FAMILY OF THE INVESTOR OR THE EQUIVALENT" INCLUDES A CHILD, STEPCHILD, GRANDCHILD, PARENT, STEPPARENT, GRANDPARENT, SPOUSE OR SPOUSAL EQUIVALENT, SIBLING, MOTHER-IN-LAW, FATHER-IN-LAW, SON-IN-LAW, DAUGHTER-IN-LAW, BROTHER-IN-LAW, OR SISTER-IN-LAW OF THE INVESTOR, AND INCLUDES ADOPTIVE RELATIONSHIPS. THE TERM "SPOUSAL EQUIVALENT" MEANS A COHABITANT OCCUPYING A RELATIONSHIP GENERALLY EQUIVALENT TO THAT OF A SPOUSE. INVESTORS MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THE INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME. PERSONS WHO DESIRE LIQUIDITY FROM THIS INVESTMENT SHOULD NOT INVEST.

THE OFFERING MATERIALS (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS AND ANY OTHER INFORMATION THAT MAY BE FURNISHED BY THE COMPANY) INCLUDES OR MAY INCLUDE CERTAIN FORWARD-LOOKING STATEMENTS, ESTIMATES, AND PROJECTIONS WITH RESPECT TO THE COMPANY'S ANTICIPATED FUTURE PERFORMANCE. EXAMPLES OF FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING THE COMPANY'S FUTURE SALES, PURCHASE ORDERS, FINANCIAL RESULTS, OPERATING RESULTS, ACQUISITIONS, BUSINESS AND MONETIZATION STRATEGIES, PROJECTED COSTS, REVENUES, PRODUCTS, COMPETITIVE POSITIONS AND PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS. IN SOME CASES, FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "WOULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL," "CONTINUE," OR THE NEGATIVE OF THESE TERMS OR OTHER COMPARABLE TERMINOLOGY. SUCH FORWARD-LOOKING STATEMENTS, ESTIMATES, AND PROJECTIONS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND REFLECT VARIOUS ASSUMPTIONS OF THE COMPANY'S MANAGEMENT THAT MAY OR MAY NOT PROVE CORRECT AND INVOLVE VARIOUS RISKS AND UNCERTAINTIES OVER WHICH THE COMPANY MAY HAVE NO INFLUENCE OR CONTROL. NO INDEPENDENT PARTY HAS VERIFIED OR CONFIRMED THE REASONABLENESS OF THE ASSUMPTIONS THAT FORM THE BASIS OF THE FORECASTS. THESE AND MANY OTHER FACTORS COULD AFFECT THE COMPANY'S FUTURE FINANCIAL AND OPERATING RESULTS, AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM EXPECTATIONS BASED ON FORWARD-LOOKING STATEMENTS MADE IN THE

OFFERING MATERIALS OR ELSEWHERE BY THE COMPANY (OR ON ITS BEHALF). THE LIKELIHOOD OF THE COMPANY'S SUCCESS MUST BE CONSIDERED IN LIGHT OF THE PROBLEMS, EXPENSES, DIFFICULTIES, COMPLICATIONS, AND DELAYS FREQUENTLY ENCOUNTERED IN CONNECTION WITH GROWING AN EARLY STAGE BUSINESS. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL GENERATE ANY PARTICULAR LEVEL OF REVENUE OR WILL BE ABLE TO CONTINUE TO OPERATE PROFITABLY. THE PLACEMENT AGENT EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY REGARDING INVOLVEMENT IN OR RESPONSIBILITY FOR ANY FORWARD LOOKING STATEMENTS CONTAINED IN THE OFFERING MATERIALS.

ONLY THE INFORMATION EXPRESSLY SET FORTH IN THE OFFERING MATERIALS OR CONTAINED IN DOCUMENTS FURNISHED BY THE COMPANY UPON REQUEST MAY BE RELIED UPON IN CONNECTION WITH THIS OFFERING. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THE OFFERING MATERIALS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. ACCESS TO THE OFFERING MATERIALS AT THIS TIME DOES NOT IMPLY THAT INFORMATION THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE.

THE OFFERING MATERIALS PROVIDED TO INVESTORS DO NOT PURPORT TO BE ALL-INCLUSIVE OR CONTAIN ALL OF THE INFORMATION THAT YOU MAY DESIRE IN INVESTIGATING THE COMPANY. YOU MUST RELY ON YOUR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT IN THE RSAS. PRIOR TO MAKING AN INVESTMENT DECISION REGARDING THE RSAS, YOU SHOULD CONSULT YOUR OWN COUNSEL, ACCOUNTANTS, AND OTHER ADVISORS AND CAREFULLY REVIEW AND CONSIDER ALL OF THE OFFERING MATERIALS PROVIDED AND THE OTHER INFORMATION THAT YOU ACQUIRE. YOU SHOULD NOT CONSTRUE ANY STATEMENTS MADE IN THE OFFERING MATERIALS AS INVESTMENT, TAX OR LEGAL ADVICE.

THE COMPANY WILL MAKE AVAILABLE TO YOU, UPON REQUEST, COPIES OF MATERIAL AGREEMENTS AND OTHER DOCUMENTS RELATING TO THE COMPANY AND WILL AFFORD YOU THE OPPORTUNITY TO ASK QUESTIONS AND RECEIVE ANSWERS FROM THE COMPANY CONCERNING ITS BUSINESS AND FINANCIAL CONDITION. THE COMPANY WILL ALSO PROVIDE YOU AN OPPORTUNITY TO MEET WITH REPRESENTATIVES OF THE COMPANY TO OBTAIN OTHER ADDITIONAL INFORMATION.

THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THE DATE THE OFFERING WAS INITIATED. NEITHER ACCESS TO THE OFFERING MATERIALS NOR ANY SALE OF THE RSAS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE COMPANY'S AFFAIRS FROM THE DATE THE OFFERING WAS INITIATED.

THE TERMS, CONDITIONS AND RESTRICTIONS OF THE RSAS ARE FULLY SET FORTH IN THE REVENUE SHARING AGREEMENT, WHICH YOU WILL BE REQUIRED TO EXECUTE IF YOU DECIDE TO INVEST, THE FORM OF WHICH HAS BEEN PROVIDED TO YOU IN THE OFFERING MATERIALS SECTION FOR THIS OFFERING ON THE COMPANY OFFERING PROFILE. YOU SHOULD NOT INVEST UNLESS YOU HAVE COMPLETELY AND THOROUGHLY REVIEWED THE PROVISIONS OF THE REVENUE SHARING AGREEMENT. IN THE EVENT THAT ANY OF THE TERMS, CONDITIONS, OR OTHER PROVISIONS OF THE REVENUE SHARING AGREEMENT ARE INCONSISTENT WITH OR CONTRARY TO THE INFORMATION PROVIDED IN THE OFFERING MATERIALS, THAT AGREEMENT WILL CONTROL. ANY ADDITIONAL INFORMATION OR REPRESENTATIONS GIVEN OR MADE BY THE COMPANY IN CONNECTION WITH THE OFFERING, WHETHER ORAL OR WRITTEN, ARE QUALIFIED IN THEIR ENTIRETY BY THE INFORMATION SET FORTH IN THE OFFERING MATERIALS, INCLUDING, BUT NOT LIMITED TO, THE RISKS OF INVESTMENT.

THE OFFER OF THE RSAS BY THE COMPANY IS SUBJECT TO PRIOR SALE AND CERTAIN OTHER CONDITIONS. THE COMPANY RESERVES THE RIGHT, IN THE COMPANY'S SOLE DISCRETION AND FOR ANY REASON, TO WITHDRAW, CANCEL, OR MODIFY THE OFFERING AND TO ACCEPT OR REJECT SOME OR ALL OF ANY PROSPECTIVE INVESTMENT. THE COMPANY WILL HAVE NO LIABILITY TO ANY INVESTOR IN THE EVENT THAT THE COMPANY TAKES ANY OF THESE ACTIONS.

EACH INVESTOR'S SUBSCRIPTION FOR AND PURCHASE OF THE RSAS IS GOVERNED BY, AND SUBJECT TO, THE TERMS AND CONDITIONS OF THE INVESTOR REGISTRATION AGREEMENT ENTERED INTO BETWEEN THE PLACEMENT AGENT AND SUCH INVESTOR, INCLUDING, WITHOUT LIMITATION, THE INVESTMENT LIMITS ESTABLISHED BY THE PLACEMENT AGENT FOR SUCH INVESTOR, THE PLACEMENT AGENT'S RIGHTS TO TERMINATE THE OFFERING OR ANY INVESTOR'S REGISTRATION WITH THE PLACEMENT AGENT.

CERTAIN TAX CONSIDERATIONS

PROSPECTIVE PURCHASERS OF THE RSAS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF, THE RSAS AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS. ANY FEDERAL TAX DISCUSSION CONTAINED IN THESE OFFERING MATERIALS, INCLUDING ANY ATTACHMENTS, WAS WRITTEN IN CONNECTION WITH THE OFFERING OF THE RSAS BY THE COMPANY, AND IS NOT INTENDED OR WRITTEN TO BE USED, BY ANYONE FOR THE PURPOSE OF AVOIDING FEDERAL TAX PENALTIES THAT MAY BE IMPOSED BY THE FEDERAL GOVERNMENT. NOTHING IN THESE OFFERING MATERIALS SHALL BE DEEMED TAX OR LEGAL ADVICE BY THE COMPANY, ITS MANAGERS OR MEMBERS.

General

The following discussion summarizes certain material U.S. federal income tax aspects of the purchase and ownership of the RSAs. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, published administrative rulings, and judicial decisions in effect on the date of the Offering Materials. No assurance can be given that future legislative or administrative changes or court decisions will not significantly modify the statements expressed in these Offering Materials. Any such changes may or may not be retroactive with respect to transactions completed prior to the effective dates of such changes.

The following discussion is a general discussion of U.S. federal income tax consequences of investing in RSAs by individuals and does not purport to deal with all federal income tax consequences applicable thereto or the federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules (e.g., investors who do not reside in or citizens of the U.S.). This discussion is not intended as a substitute for careful tax planning. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the offering of RSAs by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Prospective investors are urged to consult their own tax advisors, lawyers, or accountants with specific reference to their own tax situations.

Tax Characterization of the RSAs

The Company intends to treat RSAs as debt for federal tax purposes. No clear guidance exists that definitively provides that an RSA is either debt or equity for federal tax purposes; and thus, a risk exists that the Internal Revenue Service could successfully assert that RSAs should be treated as equity instead of debt. Such a determination is dependent upon all attendant facts and circumstances surrounding the issuance and holding of an RSA, including, but not limited to the following:

- the presence or absence of an unconditional promise to pay a sum certain at a fixed maturity date;
- the right to enforce payment of principal and interest;
- the status of the contribution in relation to regular corporate creditors (whether or not subordinate to general creditors);
- the intent of the parties, especially as to non-tax purposes
- the names given to the certificates evidencing the indebtedness;
- the source of payments;
- participation in management flowing as a result;
- thin or adequate capitalization;
- identity of interest between creditor and stockholder;
- source of interest payments;
- the ability of the entity to obtain loans from outside lending institutions;
- the extent to which the advance was used to acquire capital assets or to meet current operating expenses; and
- the failure of the debtor to repay on the due date or to seek a postponement, as well as the actual payment of the interest.

If the IRS were to prevail that RSAs should be treated as equity for tax purposes, each holder would be considered to be a member of the Company and, because the Company is taxed as a partnership, interest payments received by a holder would be recharacterized as distributions from a partnership, which could impact the tax treatment of the holder. Because a partnership generally is not a taxable entity, it will incur no federal income tax liability. Rather, each holder would be required to take into account in computing its federal income tax liability its allocable share of income, gains, losses, deductions, and credits of the Company, regardless of whether cash distributions are made.

Interest Received on the RSAs

Holders of an RSA, regardless of whether the holder reports income under the cash or accrual method of accounting, will be required to recognize interest income from an RSA each year under the original issue discount ("OID") rules contained in the Code, even if no payments are made with respect to the RSAs (so called "phantom income"). Because both the amount of each payment and the timing of the payments to holders of the RSAs are contingent on the Company's ability to generate revenue, a fixed payment schedule cannot be established. Consequently, the Company is required to use the "noncontingent bond method" contained in the Treasury Regulations to determine annual interest and principal payments to the holders of RSAs.

In general, under the noncontingent bond method the Company must first determine the yield at which a debt instrument with terms and conditions similar to an RSA could be issued by the Company (the "comparable yield") and prepare a projected payment schedule for the RSA which reasonably reflects the relative expected timing and amounts of the payments to be received by a holder of an RSA. Accruals of interest are then attributed to each day included in the projected payment schedule. If no payments are made during the year, the amount of interest reported to the holder would be equal to the amounts accrued as interest based on the project payment schedule. If payments are made during the year, the actual interest reported with respect to the RSA is determined by adjusting the amounts derived from the projected payment schedule for any differences between the actual payments made and the projected payment schedule. A positive adjustment occurs when the actual amount paid exceeds the projected amount, while a negative adjustment occurs when the actual amount paid is less than the projected amount.

All adjustments are netted for the tax year. A net positive adjustment is treated as additional interest for the year. A net negative adjustment first reduces the interest accrued on the RSA for the current year, then is treated as an ordinary loss to the extent of interest previously accrued on the RSA, and any excess adjustment is carried forward to future years. If any net negative adjustment remains at the time of a sale or retirement of the RSA, it is treated as a reduction in the proceeds received. A risk exists that the IRS could dispute these determinations, which could impact the amount, character and timing of the payments reported by the Company to the holder of an RSA. In the event RSAs are recharacterized by the IRS as equity as discussed in the previous section, the amount of dividend income to be reported by the holder will be determined based on concepts that are similar to those under the OID rules, and a holder could be required to recognize phantom dividend income even though the holder has not actually received any cash payments from the Company.

Gain or Loss on Disposition

If an RSA is sold, the selling holder will recognize gain or loss equal to the difference between the amount realized from the sale and the selling holder's adjusted basis in the RSA. The adjusted basis generally will equal the cost of the RSA paid by the seller, increased by any OID on the RSA included in the seller's income and reduced (but not below zero) by any payments on the RSA. Because the RSAs are characterized as contingent payment debt instruments under the Code and Treasury Regulations, any gain recognized upon a sale, exchange, retirement, or other disposition of an RSA will generally be treated as ordinary income and any loss will be ordinary to the extent of prior ordinary income inclusion.

Backup Withholding with Respect to the RSAs

Under certain circumstances, interest paid on an RSA may be subject to "backup withholding" of federal income tax. Backup withholding does not apply to corporations and certain other exempt recipients which may be required to establish their exempt status. Backup withholding generally applies if, among other circumstances, a non-exempt holder fails to furnish his or her correct social security number or other taxpayer identification number. Special backup withholding rules may apply when payment is made through one or more financial institutions or by a custodian, nominee, broker or other agent of the shareholder. If applicable, holders should contact their brokers to ensure that the appropriate procedures are followed, which will prevent the imposition of backup withholding.

COMPANY RISKS

An investment in the Company involves a high degree of risk, and should be regarded as speculative. Investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Limited operating history

The Company was founded in April 2015, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to maintain and grow profitability. The Company's prospects also must be considered in light of the risks and difficulties frequently encountered by early stage companies in today's business environment. The Company may not be successful in addressing these risks, and the business strategy may not be successful.

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation, include:

- demand for the Company's products and services;
- introduction or enhancement of products and services by the Company and its competitors;
- actual capital expenditures required to bring the Company's products and services to market;
- market acceptance of new products and services of the Company and its competitors;
- price reductions by the Company or its competitors or changes in how products and services are priced;
- the Company's ability to attract, train and retain qualified personnel;
- the amount and timing of operating costs and capital expenditures related to the development and expansion of the Company's business, operations and infrastructure;
- unexpected costs and delays relating to the expansion of operations;
- change in federal or state laws and regulations;
- timing and number of strategic relationships that are established;
- loss of key business partners; and
- fluctuations in general economic conditions.

The projections of the Company's future operating costs are based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect, and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined herein, the actual results of the Company's future operations can be expected to be different from those projected, and such differences may have a material adverse effect on the Company's prospects, business or financial condition. Any projections that were prepared or provided by the Company were not prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

Need to establish new and maintain existing customer relationships

The market for the Company's products and services is rapidly evolving. The Company is unable to predict whether its products and services will continue to satisfy new and existing customer demands or if they will be supplanted by new products and services. To date, the Company has developed limited customer relationships. The Company's efforts to market and sell its services could be significantly affected by competitive and technological developments. If this occurs and if the Company is unable to adapt quickly enough to the change, it may fail to develop additional customer relationships, and maintain those relationships, and its business, financial condition and results of operations could be materially adversely affected.

Need to maintain existing, and develop new products and services

The success of the Company is dependent upon the Company's ability to maintain a certain level of quality in, and enhance existing products and services as well as to develop and introduce in a timely manner new products and services that incorporate technological advances, keep pace with evolving industry standards, and respond to changing customer requirements. If the Company is unable to develop and introduce new products and services or enhancements in a timely manner in response to changing market conditions or customer requirements, while maintaining a certain level of quality in its existing products and services, the Company's business, financial condition and results of operations would be materially adversely affected.

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate additional personnel to fulfill various roles within the Company. The failure to attract and retain the necessary personnel could materially and adversely affect the Company's business, prospects, financial condition and results of operations.

No assurances of sufficient financing; Additional capital is required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company may need to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company and could require the Company to terminate its operations. An affiliated entity of the Company is in the process of securing additional financing through a bank lender to provide necessary capital for planned capital expenditures not covered under the Offering. If the affiliated entity is unable to close the additional financing on the terms and the timeline that is currently anticipated, the Company's financial and operational results may be adversely affected, and if the Company is left without sufficient capital, Investors could lose all, or a significant portion of, their investment.

Competition from other businesses

The Company will compete in a competitive market with several established businesses, including other gaming retail outlets, comic book stores, online retailers and many others. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with its customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company. Management is unaware of any threatened or pending litigation against the Company or Management. However, potential future litigation could result in a material adverse effect on the Company's business, financial condition and results of operations.

Limited ability to protect intellectual property rights

The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Control of the Company

The managers, officers and/or directors comprising the Company's management team will have sole management authority over the business of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will not become members of the Company and shall have no voting, dividend, minority ownership rights, or other rights or status as a member of the Company as a result of his, her or its investment. Investors will have no right to vote with respect to the management or to participate in any decision regarding management of the Company's business.

The Company is obligated to indemnify its management

Executive officers and managers of the Company owe certain duties to the Company they serve in connection with the use of its assets. Executive officers and managers are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify officers and managers of the Company for actions or omissions to act by such officers and managers of the Company on behalf of the Company that are authorized under the organizational documents of the Company. In addition, an officer may be entitled to advancement of expenses they may incur associated with or in defense of charges, claims or legal action arising from such person's position as an officer or manager of the Company, which could result in a decrease in the assets available for Investors in certain circumstances. The assets of the Company will be available to satisfy these indemnification obligations. Such obligations will survive dissolution of the Company. There are very limited circumstances under which the management of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Employees or related third parties may engage in misconduct or other improper activities

The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has not been reviewed or compiled by an independent accounting firm.

Reliance on third parties for product inputs

The Company will rely on various third parties to provide its product inputs and other goods and services. These third parties may become unable to or refuse to continue to provide these goods and services on commercially reasonable terms consistent with the Company's business practices, or otherwise discontinue a service important for the Company to continue to operate under normal conditions. If the Company fails to replace these goods and services in a timely manner or on commercially reasonable terms, the operating results and financial condition of the Company could be harmed. In addition, the Company exercises limited control over third-party vendors, which increases vulnerability to problems with goods and services those vendors provide. If the goods and services of the third parties were to fail to perform as expected, it could subject the Company to potential liability, adversely affect renewal rates, and have an adverse effect on the Company's financial condition and results of operations.

Investments in property requiring substantial construction carry significant risks

Because the new location for the Company requires substantial construction and renovation efforts, there are additional risks relating to the nature of such construction efforts. Construction risks include, but are not limited to, the timeliness of the project's completion, the integrity of appraisal values, and the length of the ultimate construction process. If construction work is not completed (due to contractor abandonment, unsatisfactory work performance, or various other factors) and all available financing has already been expended, then in the event of a default the Company may in some instances borrow significant additional funds to complete the construction work. Any such investment could potentially require that it be repaid by the Company prior to the Investors being paid back on their investment; in such event, the ability of the Investors to realize on their investment would be materially adversely affected. Default risk also exists where it takes the developer longer than anticipated to complete the renovations. Investments involving properties with such significant rehabilitation business plans have an increased risk of failure.

Failure to maintain current lease agreement

The Company is currently paying month-to-month on its current operating location as its lease contract has expired. The Company will continue this arrangement until such time as its new location is move-in ready. Should the owner of the building choose to no longer offer the month-to-month contracts to the Company prior to the Company being ready to move in to its new location, the Company will need to find a suitable replacement location with a reasonable lease cost. Failure to find a suitable replacement location in this situation may have an adverse material affect on the Company's operational and financial performance.

SECURITY RELATED RISKS

Restrictions on transferability

The RSAs offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). As a result, the RSAs are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the RSAs during the one-year period beginning when the RSAs were issued, unless the RSAs are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

No market; Lack of liquidity

There currently is no public or other trading market for the RSAs being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the RSAs being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the RSAs being offered or any other securities under the Securities Act or any state securities laws. Prospective investors should be prepared to hold their RSAs for an indefinite period.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the RSAs and the monthly revenue share payments thereunder. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

The obligations of the Company under the RSAs will be unsecured obligations

The Company's obligations under the RSAs will be unsecured obligations. Therefore, upon the occurrence of an event of default under the RSAs, an Investor will have no recourse against the assets of the Company and rights that the Investor may have under the RSAs will be subordinate and inferior to the Company's other creditors at such time, if any.

Investors will not become members of the Company

Investors will not become members of the Company and shall have no rights to share in the Company's net assets (other than pursuant to their RSAs), cash flow, or net income, and shall have no voting or dividend rights, as a result of his, her or its investment. Investors shall only be entitled to their pro rata share of collected gross revenue of the Company, up to the Maximum Revenue Share Amount. The only return on the investment is the monthly revenue share payments set forth in the RSAs.

Disputes may be resolved only through mandatory binding arbitration

The RSAs provide that any claims or disputes between the Investor and the Company and its affiliates and agents (including the Placement Agent) must be resolved by confidential mandatory binding arbitration before a private dispute resolution service and forum provider. Investors will not have a right to litigate claims through a trial, and will be required to knowingly and voluntarily waive their rights to litigate any claims in a court.

Investors are reliant on the Administrative Agent for servicing and collections

The Investors will not be able to pursue collection against the Company themselves. If the Administrative Agent were to become subject to a bankruptcy or similar proceeding or were to otherwise become unable to perform its duties under the RSAs, enforcement of Investors' rights could be uncertain, recovery of funds due on the RSAs may be substantially delayed, and any funds recovered may be substantially less than the amounts due or to become due on the RSAs. There is no provision in the RSAs for a party to replace the Administrative Agent.

Anticipated senior debt obligation

While the rights of the RSAs being offered would not be materially limited, diluted or qualified by the rights of any other class of security issued by the Company, the Company's management anticipates authorizing the issuance of additional debt financing, which may effect its ability to service the obligations under the RSAs.

Acropolis Management LLC, an affiliated entity under common ownership with the Company, has secured a letter of intent from County National Bank (the "Senior Lender") for $150,000 (a "Senior Loan"). Any Senior Loan documents will likely contain various representations, covenants (affirmative and negative) and other provisions. Such restrictions, while relatively common in today's real estate financing market, increase the risks of an investment in the Company. If the Company or the affiliated entity fails to satisfy the covenants, the Senior Lender may declare the Senior Loan in default, in which case, Investors could lose their entire investment in the Company.

In addition, if the Company's gross proceeds from this Offering and the Senior Loan do not cover the estimated project costs for the location buildout, completion of the project may be delayed indefinitely, jeopardizing the Company's ability to repay investor obligations under the RSAs.

CONFLICTS OF INTEREST

The Company is subject to various conflicts of interest arising out of its relationship with an affiliated entity, Acropolis Management LLC, the owner of the building in which the Company intends to become a tenant. The Company and Acropolis Management LLC are under common ownership, with the sole owner of the Company acting as the manager of both entities. Because the Company and Acropolis Management LLC are under common ownership, these conflicts will not be resolved through arms-length negotiations but through the exercise of the manager's judgment and the Company's investment objectives and policies.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

Timothy D. Roberts II is the sole own and member of Acropolis Games LLC, holding 100% of the voting power in the Company. The Company also has previously been financed through a $25,000 grant from the proceeds of a business plan competition and capital contributions from the owner (as described in Related Party Transactions).

Information on Previous Security Offerings

The Company has not previously raised outside capital.

RELATED PARTY TRANSACTIONS

The Company will be the sole tenant in a property to be owned by an affiliated entity, Acropolis Management LLC. The Company will pay rent to cover the mortgage payments due under the Senior Loan issued to Acropolis Management LLC by the Senior Lender. The mortgage is being used to cover the buildout costs in renovating the location. The assets of the Company are being used as collateral for the mortgage to the affiliate. There is not currently a lease agreement in place between the Company and the affiliated entity, however the Company expects to pay market rates for rent, plus a contribution to the buildout costs for the new location.

A summary of the transactions that have occurred between related parties as of the date of the Offering are provided below.

	Amount of Interest
Timothy D. Roberts II (Sole Owner)	$18,000
Equity capital contribution	

Investors should be aware that the Company's management has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's abilities to meet the obligations of the RSAs offered herein.

PENDING LITIGATION

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

ONGOING REPORTING REQUIREMENTS

In addition to the Information Rights provided to investors under the RSAs, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: http://www.acropolisgames.net/investor_reports

The Company must continue to comply with the ongoing reporting requirements until:
1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the RSAs issued in this Offering, including payment in full of the RSAs; or
5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the Company Offering Profile at https://localstake.com/businesses/acropolis-games-llc. All communications or inquiries relating to these materials or to a possible investment in the Company should be made through the Company Offering Profile.


Localstake Marketplace LLC
1010 Central Ave., Suite C
Indianapolis, IN 46202
CRD# 162726
SEC# 8-69063
Telephone: 317-602-4793
support@localstake.com
www.localstake.com
